UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

18 September, 2012

Commission File Number: 000-54641

_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)

_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable

18 September 2012

MTG to launch 3 new HD pay-TV movie channels in Russia, Ukraine and CIS

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that Viasat Broadcasting will launch three new High Definition (HD) pay-TV movie channels, TV1000 Premium HD,TV1000 Megahit HD and TV1000 Comedy HD, in Russia, Ukraine and other CIS countries in October 2012. The channels will primarily feature content from four major Hollywood studios, including Twentieth Century Fox Television Distribution, Sony Pictures Television and Warner Bros, with whom the Group has signed multi-year exclusive pay-TV and online movie licensing agreements for the same territories.

Premium tier channel TV1000 Premium HD will focus on first run premieres of award winning films from the Hollywood studios and independent local distributors, while TV1000 Megahit HD will feature first run premieres of the latest blockbuster titles from Hollywood and Russia. TV1000 Comedy HD will be a dedicated US comedy movie channel, alongside the current channels TV1000 East, TV1000 Russian Kino and TV1000 Action East. All three channels will also include high quality library titles, and will be broadcast 24 hours a day in HD and Dolby Digital 5.1 sound with non-Russian language titles being dubbed into Russian.

The new channels will be made available on cable, satellite, IPTV and DTT networks and add to MTG’s existing pay-TV channel offering of TV1000 East, TV1000 Russian Kino TV1000 Action East, Viasat Explorer, Viasat History, Viasat Nature, Viasat Nature HD, Viasat History HD and Viasat Sport. TV1000 East and TV1000 Russian Kino are Russia’s two most watched pay-TV channels.

The additional premium content from the Hollywood studios will also be available through MTG’s Viaplay online pay-TV service in Russia, which was launched earlier this year and is accessible to subscribers via their broadband internet connections.

Twentieth Century Fox Television Distribution’s portfolio of movies includes first-run titles such as Rise of the Planet of The Apes, X-Men First Class and the Academy Award winning title The Descendants starring George Clooney.

Sony Pictures Television’s portfolio of movies includes first-run titles such as The Girl with the Dragon Tattoo and Moneyball, as well as recent theatrical releases such as The Amazing Spider-Man, Total Recall and Men in Black 3.

Warner Bros.’ portfolio of movies includes first-run titles such as Hangover 2 and Harry Potter and the Deathly Hallows - Part 2, as well as recent theatrical releases such as Rock of Ages, Sherlock Holmes: A Game of Shadows and The Dark Knight Rises.

The licence agreements signed for the new channels means that subscribers can access premium high-quality movies as close to their box office release as possible for a number of years.

Jørgen Madsen, President and CEO of MTG, commented: “We will now offer an unrivalled channel portfolio across the region, comprising six movie channels, five documentary channels and a sports channel. Our channels offer the strongest movie content and very best local and international entertainment content to Russian viewers and will feature content from four out of six major Hollywood studios.”

”The launch of the three new HD channels and the signing of new long term content agreements with the distributors of some of the world’s leading feature length entertainment programming demonstrates our commitment to expanding in the region and our belief in the future growth of the Russian, Ukrainian and CIS pay-TV markets.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen, President & Chief Executive Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 7:00 CET on 18 September 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 18 September, 2012	By:	/s/ Matthew Hooper
	Name:	Matthew Hooper
	Title:	Head of Corporate Communications & Planning